FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and capital management

Presentation of information
The disclosures in this section include only those businesses of RBS N.V. that are retained by RBS.

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group’s regulatory capital resources calculated in accordance with FSA definitions, set out below.

	30 September 2010	30 June 2010	31 December 2009
Risk-weighted assets	£m	£m	£m

Credit risk	404,000	409,400	410,400
Counterparty risk	75,600	80,200	56,500
Market risk	75,200	70,600	65,000
Operational risk	37,100	37,100	33,900

	591,900	597,300	565,800
Asset Protection Scheme relief	(116,900)	(123,400)	(127,600)

	475,000	473,900	438,200

Risk asset ratio	%	%	%

Core Tier 1	10.2	10.5	11.0
Tier 1	12.5	12.8	14.4
Total	13.5	13.9	16.3

Key points
•
The attributable loss and reduced risk-weighted assets (RWA) relief on the Asset Protection Scheme (APS) led to a decline of 30 basis points to 10.2% in the Core Tier 1 ratio and to 12.5% in the Tier 1 ratio. The Total Capital ratio declined by 40 basis points to 13.5%.

•	Gross RWAs were broadly flat at £592 billion, reflecting successful Non-Core de-leveraging counterbalanced by the roll-off of the capital relief trades within Global, Banking & Markets (GBM).

•	RWAs eligible for APS relief declined by £6.5 billion to £117 billion, reflecting disposals and repayments as well as changes in risk parameters.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Capital (continued)
	30 September 2010	30 June 2010	31 December 2009
Composition of regulatory capital (proportional)	£m	£m	£m

Tier 1
Ordinary and B shareholders' equity	70,856	72,058	69,890
Minority interests	1,542	2,109	2,227
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(14,369)	(14,482)	(14,786)
- goodwill and other intangible assets - discontinued businesses	(516)	(757)	(238)
- unrealised losses on available-for-sale (AFS) debt securities	1,347	1,553	1,888
- reserves: revaluation of property and unrealised gains on AFS equities	(170)	(117)	(207)
- reallocation of preference shares and innovative securities	(548)	(548)	(656)
- other regulatory adjustments*	(1,038)	(1,229)	(950)
Less excess of expected losses over provisions net of tax	(2,083)	(1,903)	(2,558)
Less securitisation positions	(2,032)	(2,004)	(1,353)
Less APS first loss	(4,678)	(4,936)	(5,106)

Core Tier 1 capital	48,311	49,744	48,151
Preference shares	5,584	5,630	11,265
Innovative Tier 1 securities	4,623	4,768	2,772
Tax on the excess of expected losses over provisions	830	759	1,020
Less material holdings	(173)	(271)	(310)

Total Tier 1 capital	59,175	60,630	62,898

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	170	117	207
Collective impairment provisions	713	763	796
Perpetual subordinated debt	1,835	1,839	4,200
Term subordinated debt	16,962	16,829	18,120
Minority and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,913)	(2,662)	(3,578)
Less securitisation positions	(2,032)	(2,004)	(1,353)
Less material holdings	(173)	(271)	(310)
Less APS first loss	(4,678)	(4,936)	(5,106)

Total Tier 2 capital	9,895	9,686	12,987

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,040)	(4,016)	(4,068)
- other investments	(323)	(176)	(404)
Other deductions	(352)	(274)	(93)

Deductions from total capital	(4,715)	(4,466)	(4,565)

Total regulatory capital	64,355	65,850	71,320

* Includes reduction for own liabilities carried at fair value	(765)	(1,378)	(1,057)

Movement in Core Tier 1 capital	£m

At 30 June 2010	49,744
Attributable loss net of movements in fair value of own debt	(532)
Foreign currency reserves	(670)
Loss of minority interest and reduction in goodwill due to partial disposal of Sempra	(309)
Other	78

At 30 September 2010	48,311

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Capital (continued)

Basel 2.5 and Basel III Impacts
CRD3, CRD4 and Basel III, commonly referred to as ‘Basel 2.5 and Basel III’, are a comprehensive set of reforms to strengthen the regulation, supervision, risk and liquidity management of the banking sector.

At its September 2010 meeting, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced a substantial strengthening of existing capital requirements and endorsed the broad agreements it reached in July 2010 on the overall design of its capital and liquidity reform proposals including the definition of capital, the treatment of counterparty credit risk, the leverage ratio and global liquidity standards. There are transition arrangements proposed for implementing these new standards as follows:

•	National implementation of increased capital requirements will begin on 1 January 2013;
•	There will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing 1 January 2014;
•	The de-recognition of non-qualifying non common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and
•
After an observation period beginning in 2011, the liquidity coverage ratio will be introduced on 1 January 2015. The revised net stable funding ratio will move to a minimum standard by 1 January 2018.

RBS is advanced in its planning to implement these new measures and is appropriately well-capitalised with Tangible Equity of £56 billion, Core Tier 1 capital of £48 billion and a Core Tier 1 ratio of 10.2% at 30 September 2010.

Set out below are indicative impacts and timings of the major Basel 2.5 and Basel III proposals on the Group’s Core Tier 1 ratio. These are preliminary estimates and are subject to change; a high degree of uncertainty still remains around implementation details as the appropriate guidelines are yet to be finalised and then converted into rules by the FSA.

A substantial part of the mitigating impacts mentioned in the following paragraphs relate to run-off in the normal course of business and de-leveraging of legacy positions and securitisations, including Non-Core, as well as more ‘industry standard’ actions we are taking to de-risk market and counterparty exposures.

CRD3 (Basel 2.5): Published rules for market risk and re-securitisations. Proposed implementation date 31 December 2011
Estimated impact on pro-forma end 2011 RWAs post mitigation is an increase of £25 billion to £30 billion, split equally between Core GBM and Non-Core. This is lower than previously indicated (c.£60 billion) due to proposed changes to the rules affecting trading book securitisations, along with mitigating actions.

RBS Group – Q3 2010 Results

Risk and capital management

Capital (continued)

Basel III Counterparty risk: Proposed implementation date 1 January 2013
Impact on RWAs in 2013 is currently estimated at £45 billion to £50 billion post mitigation and deleveraging, although there may still be movement in the final framework around this risk.

Basel III Securitisations:  Proposed implementation date 1 January 2013
Under the proposals, current deductions under Basel 2 (50% Core Tier 1, 50% Tier 2) for securitisation positions are switched to RWAs weighted at 1250%. This change would add c.£50 billion to RWAs, but reduce deductions from Core Tier 1 and Tier 2 capital by c. £2 billion each as at 30 September 2010. Post the run-off of these securitisation positions and mitigating actions, the impact on end 2012 RWAs is expected to be an increase of £30 billion to £35 billion with a corresponding reduction in deductions from Core Tier 1 and Tier 2 capital of £1.2 billion to £1.4 billion each. The net RWA equivalent of this change assuming a 10% Core Tier 1 ratio would be an increase in RWAs of £18 billion to £20 billion.

Summary RWA Impacts
To illustrate the impact of these changes on Core Tier 1 assume RWAs of c.£600 billion and a Core Tier 1 ratio of 10%.  The impacts referenced above would lower the Core Tier 1 ratio by approximately 1.3%.

Basel III Capital Deductions and Regulatory Adjustments
In addition to the changes outlined above, Basel III will also result in revisions to regulatory adjustments and capital deductions.  These will be phased in over a five year period from 1 January 2014. The initial deduction is expected to be 20%, rising 20 percentage points each year until full deduction by 1 January 2018.  However, this is subject to final implementation rules determined by the FSA. The proportion not deducted in the transition years will continue to be subject to existing national treatments.

The major categories of deductions include:
•	Expected loss net of provisions;
•	Deferred Tax Assets not relating to timing differences; and
•	Unrealised losses on available-for-sale securities.

The net impact of these adjustments is expected to be manageable as most of these drivers reduce or are eliminated by 2014.

RBS Group – Q3 2010 Results

Risk and capital management

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses owing to the failure of customers to meet their financial obligations.  The quantum and nature of credit risk assumed across the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk assets
Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, trade finance, finance lease receivables, trade-related instruments, financial guarantees and traded instruments across all customer types.  Reverse repurchase agreements and issuer risk (primarily debt securities - see page 103) are excluded.  Where relevant, and unless otherwise stated, the data reflects the effect of credit mitigation techniques.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Country concentration risk

The country risk table below shows credit risk assets  exceeding £1 billion by borrowers domiciled in countries with an external rating of A+ and below, from either Standard & Poor’s, Moody’s and/or Fitch, and are stated gross of mitigating action, which may have been taken to reduce or eliminate exposure to country risk events.

	Personal	Central and local government	Financial institutions	Corporate	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Italy	27	261	2,231	3,476	5,995	3,812	2,183
India	382	1	1,695	3,605	5,683	4,921	762
China	49	76	2,396	978	3,499	3,241	258
Turkey	11	300	536	1,999	2,846	2,178	668
Russia	59	-	822	1,514	2,395	2,076	319
South Korea	1	-	1,434	874	2,309	2,257	52
Mexico	1	-	311	1,235	1,547	1,117	430
Portugal	7	118	433	823	1,381	944	437
Romania	461	81	208	608	1,358	8	1,350
Poland	6	20	150	1,036	1,212	1,088	124
Brazil	5	-	914	292	1,211	1,070	141
Pakistan	114	-	164	769	1,047	99	948

30 June 2010
Italy	28	165	2,210	3,495	5,898	3,607	2,291
India	458	2	1,616	3,800	5,876	5,033	843
China	39	118	1,862	1,097	3,116	2,784	332
Turkey	11	297	555	1,757	2,620	1,742	878
Russia	66	-	217	1,938	2,221	2,024	197
South Korea	1	-	1,537	965	2,503	2,438	65
Mexico	1	42	189	1,339	1,571	1,065	506
Portugal	6	21	414	811	1,252	846	406
Romania	445	80	214	680	1,419	31	1,388
Poland	8	20	94	1,205	1,327	1,175	152
Brazil	4	-	1,127	334	1,465	1,311	154
Pakistan	129	1	197	837	1,164	129	1,035

31 December 2009
Italy	27	91	1,704	5,697	7,519	3,921	3,598
India	619	305	1,045	3,144	5,113	4,308	805
China	51	50	1,336	1,102	2,539	2,198	341
Turkey	11	302	628	2,010	2,951	2,190	761
Russia	41	-	172	2,045	2,258	1,782	476
South Korea	1	-	1,575	1,448	3,024	2,916	108
Mexico	1	2	276	1,304	1,583	694	889
Portugal	5	42	324	1,007	1,378	952	426
Romania	508	102	438	753	1,801	66	1,735
Poland	6	57	85	1,582	1,730	1,617	113
Brazil	3	-	902	423	1,328	1,113	215
Pakistan	137	8	203	573	921	100	821

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry

The following table analyses the balance sheet value of loans and advances to customers excluding reverse repos and disposal groups, by industry and geography (by location of office).

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total (1)
Central and local government	9,766	1,204	10,970	9,527	1,370	10,897	6,128	1,532	7,660
Finance	54,723	8,650	63,373	54,244	8,979	63,223	50,673	9,713	60,386
Individuals – home	139,457	6,351	145,808	132,046	11,933	143,979	127,975	12,932	140,907
Individuals – other	34,129	4,183	38,312	35,167	5,397	40,564	35,313	6,358	41,671
Property	42,269	49,919	92,188	47,769	46,746	94,515	49,054	50,372	99,426
Construction	8,994	3,623	12,617	9,147	3,723	12,870	9,502	5,258	14,760
Manufacturing	26,255	9,339	35,594	28,438	9,894	38,332	30,272	14,402	44,674
Service industries and business activities	97,738	25,983	123,721	100,434	26,538	126,972	100,438	33,638	134,076
Agriculture, forestry and fishing	3,952	158	4,110	3,920	144	4,064	3,726	553	4,279
Finance leases and instalment credit	8,233	9,541	17,774	8,076	10,529	18,605	8,147	11,956	20,103
Interest accruals	847	278	1,125	920	426	1,346	1,179	549	1,728

Loans and advances to customers – gross	426,363	119,229	545,592	429,688	125,679	555,367	422,407	147,263	569,670
Loan impairment provisions	(7,664)	(9,879)	(17,543)	(7,504)	(8,523)	(16,027)	(6,786)	(8,230)	(15,016)

Total loans and advances to customers	418,699	109,350	528,049	422,184	117,156	539,340	415,621	139,033	554,654

By geographical region:
UK domestic
Central and local government	3,942	147	4,089	4,160	183	4,343	2,951	223	3,174
Finance	17,122	3,506	20,628	18,595	3,497	22,092	14,658	2,365	17,023
Individuals – home	97,615	1,695	99,310	95,170	1,775	96,945	90,687	1,896	92,583
Individuals – other	23,395	706	24,101	23,414	768	24,182	24,109	1,136	25,245
Property	14,995	27,862	42,857	18,083	27,877	45,960	18,057	30,802	48,859
Construction	4,390	2,235	6,625	4,500	2,260	6,760	4,493	3,287	7,780
Manufacturing	7,604	2,052	9,656	8,252	2,162	10,414	8,747	2,678	11,425
Service industries and business activities	38,669	10,801	49,470	38,477	10,851	49,328	39,188	12,472	51,660
Agriculture, forestry and fishing	2,891	77	2,968	2,858	78	2,936	2,775	138	2,913
Finance leases and instalment credit	5,487	8,683	14,170	5,192	9,638	14,830	5,343	10,843	16,186
Interest accruals	447	99	546	486	130	616	718	175	893

	216,557	57,863	274,420	219,187	59,219	278,406	211,726	66,015	277,741

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry (continued)

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK international (2)
Central and local government	4,260	40	4,300	3,253	46	3,299	1,402	53	1,455
Finance	19,435	3,082	22,517	15,296	3,194	18,490	14,615	3,640	18,255
Individuals – home	439	-	439	427	-	427	1	-	1
Individuals – other	334	7	341	366	7	373	504	1	505
Property	19,867	4,085	23,952	18,912	3,969	22,881	18,350	4,585	22,935
Construction	2,695	336	3,031	2,606	357	2,963	2,471	353	2,824
Manufacturing	4,099	770	4,869	4,953	637	5,590	5,715	577	6,292
Service industries and business activities	22,980	2,747	25,727	23,042	3,303	26,345	23,558	3,393	26,951
Agriculture, forestry and fishing	168	10	178	184	14	198	171	-	171
Interest accruals	2	-	2	-	2	2	-	2	2

	74,279	11,077	85,356	69,039	11,529	80,568	66,787	12,604	79,391

Europe (1)
Central and local government	351	967	1,318	786	1,047	1,833	334	1,164	1,498
Finance	3,430	645	4,075	2,642	1,399	4,041	3,973	904	4,877
Individuals – home	19,726	634	20,360	13,328	5,765	19,093	15,055	6,718	21,773
Individuals – other	2,264	631	2,895	2,111	1,026	3,137	1,877	1,009	2,886
Property	5,490	13,072	18,562	8,474	9,392	17,866	10,812	9,417	20,229
Construction	1,303	845	2,148	1,486	878	2,364	1,946	1,167	3,113
Manufacturing	6,646	5,011	11,657	6,885	5,080	11,965	7,311	8,609	15,920
Service industries and business activities	17,233	7,066	24,299	18,569	6,508	25,077	19,088	9,883	28,971
Agriculture, forestry and fishing	843	70	913	838	52	890	737	356	1,093
Finance leases and instalment credit	377	831	1,208	378	864	1,242	379	1,094	1,473
Interest accruals	129	97	226	131	196	327	165	246	411

	57,792	29,869	87,661	55,628	32,207	87,835	61,677	40,567	102,244

US
Central and local government	214	45	259	207	65	272	196	64	260
Finance	8,440	643	9,083	9,744	719	10,463	9,524	1,771	11,295
Individuals – home	21,271	3,829	25,100	22,715	4,221	26,936	21,842	4,317	26,159
Individuals – other	6,747	2,837	9,584	7,881	3,155	11,036	7,373	3,599	10,972
Property	1,203	3,510	4,713	1,631	3,862	5,493	1,498	3,788	5,286
Construction	455	95	550	479	127	606	490	132	622
Manufacturing	5,358	678	6,036	5,555	1,015	6,570	5,895	1,200	7,095
Service industries and business activities	13,670	3,161	16,831	14,900	3,625	18,525	14,078	4,505	18,583
Agriculture, forestry and fishing	32	-	32	34	-	34	27	-	27
Finance leases and instalment credit	2,323	-	2,323	2,498	-	2,498	2,417	-	2,417
Interest accruals	181	78	259	219	88	307	204	94	298

	59,894	14,876	74,770	65,863	16,877	82,740	63,544	19,470	83,014

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans and advances to customers by geography and industry (continued)

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

RoW (3)
Central and local government	999	5	1,004	1,121	29	1,150	1,245	28	1,273
Finance	6,296	774	7,070	7,967	170	8,137	7,903	1,033	8,936
Individuals – home	406	193	599	406	172	578	390	1	391
Individuals – other	1,389	2	1,391	1,395	441	1,836	1,450	613	2,063
Property	714	1,390	2,104	669	1,646	2,315	337	1,780	2,117
Construction	151	112	263	76	101	177	102	319	421
Manufacturing	2,548	828	3,376	2,793	1,000	3,793	2,604	1,338	3,942
Service industries and business activities	5,186	2,208	7,394	5,446	2,251	7,697	4,526	3,385	7,911
Agriculture, forestry and fishing	18	1	19	6	-	6	16	59	75
Finance leases and instalment credit	46	27	73	8	27	35	8	19	27
Interest accruals	88	4	92	84	10	94	92	32	124

	17,841	5,544	23,385	19,971	5,847	25,818	18,673	8,607	27,280

Notes:
(1)	The industry classification for Europe, and consequently total loans and advances to customers at 30 June 2010, have been revised.
(2)	UK international represents transactions concluded through offices in the UK which service international banking transactions.
(3)	Rest of the World.

Key points
●
Total gross loans and advances to customers decreased by £9.8 billion or 2% in Q3 2010, with decreases in manufacturing, service industries and business activities, property and unsecured personal lending being partially offset by the increase in residential mortgages.

●	Residential mortgages increased by £1.8 billion primarily in the UK.

●	Overall property lending declined by £2.3 billion. However, there were increases in certain geographic regions including the Republic of Ireland due to foreign currency movements.

●	US lending declined by £8.0 billion or 10% across most sectors reflecting a lack of demand due to weak housing market, continued high unemployment and foreign currency movements.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions by industry and geography

The tables below analyse gross loans and advances to customers (excluding reverse repos and disposal groups) and risk elements in lending (REIL) and closing provisions relating to these loans, by industry and geography (by location of office). Finance leases below include instalment credit.
	30 September 2010					30 June 2010					31 December 2009
	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL
Total	£m	£m	£m	%	%	£m	£m	£m	%	%	£m	£m	£m	%	%
Central and local government	10,970	-	-	-	-	10,897	-	-	-	-	7,660	-	-	-	-
Finance	63,373	1,014	561	1.6	55.3	63,223	1,156	460	1.8	39.8	60,386	1,539	419	2.5	27.2
Individuals – home	145,808	4,194	753	2.9	18.0	143,979	3,795	732	2.6	19.3	140,907	3,284	551	2.3	16.8
Individuals – other	38,312	3,839	3,129	10.0	81.5	40,564	3,826	3,056	9.4	79.9	41,671	3,940	2,926	9.5	74.3
Property	92,188	19,270	6,273	20.9	32.6	94,515	17,895	5,199	18.9	29.1	99,426	14,318	3,422	14.4	23.9
Construction	12,617	2,225	764	17.6	34.3	12,870	1,749	691	13.6	39.5	14,760	2,232	519	15.1	23.3
Manufacturing	35,594	1,120	515	3.1	46.0	38,332	1,317	544	3.4	41.3	44,674	3,131	2,088	7.0	66.7
Service industries and business activities	123,721	5,381	2,215	4.3	41.2	126,972	5,584	2,220	4.4	39.8	134,076	5,308	1,860	4.0	35.0
Agriculture, forestry and fishing	4,110	173	93	4.2	53.8	4,064	150	69	3.7	46.0	4,279	137	73	3.2	53.3
Finance leases	17,774	837	482	4.7	57.6	18,605	603	348	3.2	57.7	20,103	894	418	4.4	46.8
Interest accruals	1,125					1,346					1,728
Latent			2,758					2,708					2,740

	545,592	38,053	17,543	7.0	46.1	555,367	36,075	16,027	6.5	44.4	569,670	34,783	15,016	6.1	43.2
of which:
UK domestic	274,420	18,721	8,500	6.8	45.4	278,406	17,688	8,103	6.4	45.8	277,741	15,791	6,811	5.7	43.1
UK international	85,356	287	134	0.3	46.7	80,568	278	127	0.3	45.7	79,391	313	111	0.4	35.5
Europe	87,661	14,553	6,075	16.6	41.7	87,835	13,313	4,954	15.2	37.2	102,244	13,184	5,292	12.9	40.1
US	74,770	2,465	1,798	3.3	72.9	82,740	2,870	1,915	3.5	66.7	83,014	4,115	2,020	5.0	49.1
RoW	23,385	2,027	1,036	8.7	51.1	25,818	1,926	928	7.5	48.2	27,280	1,380	782	5.1	56.7

	545,592	38,053	17,543	7.0	46.1	555,367	36,075	16,027	6.5	44.4	569,670	34,783	15,016	6.1	43.2

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions by industry and geography (continued)

	30 September 2010					30 June 2010					31 December 2009
	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL
Core	£m	£m	£m	%	%	£m	£m	£m	%	%	£m	£m	£m	%	%
Central and local government	9,766	-	-	-	-	9,527	-	-	-	-	6,128	-	-	-	-
Finance	54,723	610	408	1.1	66.9	54,244	638	307	1.2	48.1	50,673	1,038	259	2.0	25.0
Individuals – home	139,457	3,910	590	2.8	15.1	132,046	3,076	515	2.3	16.7	127,975	2,670	341	2.1	12.8
Individuals – other	34,129	3,353	2,762	9.8	82.4	35,167	3,361	2,707	9.6	80.5	35,313	3,344	2,560	9.5	76.6
Property	42,269	2,751	613	6.5	22.3	47,769	3,432	755	7.2	22.0	49,054	1,766	468	3.6	26.5
Construction	8,994	486	171	5.4	35.2	9,147	418	210	4.6	50.2	9,502	457	131	4.8	28.7
Manufacturing	26,255	438	246	1.7	56.2	28,438	379	199	1.3	52.5	30,272	491	191	1.6	38.9
Service industries and business activities	97,738	2,307	882	2.4	38.2	100,434	2,518	905	2.5	35.9	100,438	1,762	669	1.8	38.0
Agriculture, forestry and fishing	3,952	111	54	2.8	48.6	3,920	101	46	2.6	45.5	3,726	90	46	2.4	51.1
Finance leases	8,233	231	134	2.8	58.0	8,076	208	124	2.6	59.6	8,147	303	116	3.7	38.3
Interest accruals	847					920					1,179
Latent			1,804					1,736					2,005

	426,363	14,197	7,664	3.3	54.0	429,688	14,131	7,504	3.3	53.1	422,407	11,921	6,786	2.8	56.9
of which:
UK domestic	216,557	8,914	4,665	4.1	52.3	219,187	8,574	4,615	3.9	53.8	211,726	7,481	4,171	3.5	55.8
UK international	74,279	167	33	0.2	19.8	69,039	165	29	0.2	17.6	66,787	314	38	0.5	12.1
Europe	57,792	3,280	1,872	5.7	57.1	55,628	3,473	1,730	6.2	49.8	61,677	2,348	1,574	3.8	67.0
US	59,894	961	891	1.6	92.7	65,863	1,001	906	1.5	90.5	63,544	1,497	876	2.4	58.5
RoW	17,841	875	203	4.9	23.2	19,971	918	224	4.6	24.4	18,673	281	127	1.5	45.2

	426,363	14,197	7,664	3.3	54.0	429,688	14,131	7,504	3.3	53.1	422,407	11,921	6,786	2.8	56.9

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions by industry and geography (continued)

	30 September 2010					30 June 2010					31 December 2009
	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loans	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL	Gross loan	REIL	Provisions	REIL as a % of loans	Provisions as a % of REIL
Non-Core	£m	£m	£m	%	%	£m	£m	£m	%	%	£m	£m	£m	%	%
Central and local government	1,204	-	-	-	-	1,370	-	-	-	-	1,532	-	-	-	-
Finance	8,650	404	153	4.7	37.9	8,979	518	153	5.8	29.5	9,713	501	160	5.2	31.9
Individuals – home	6,351	284	163	4.5	57.4	11,933	719	217	6.0	30.2	12,932	614	210	4.7	34.2
Individuals – other	4,183	486	367	11.6	75.5	5,397	465	349	8.6	75.1	6,358	596	366	9.4	61.4
Property	49,919	16,519	5,660	33.1	34.3	46,746	14,463	4,444	30.9	30.7	50,372	12,552	2,954	24.9	23.5
Construction	3,623	1,739	593	48.0	34.1	3,723	1,331	481	35.8	36.1	5,258	1,775	388	33.8	21.9
Manufacturing	9,339	682	269	7.3	39.4	9,894	938	345	9.5	36.8	14,402	2,640	1,897	18.3	71.9
Service industries and business activities	25,983	3,074	1,333	11.8	43.4	26,538	3,066	1,315	11.6	42.9	33,638	3,546	1,191	10.5	33.6
Agriculture, forestry and fishing	158	62	39	39.2	62.9	144	49	23	34.0	46.9	553	47	27	8.5	57.4
Finance leases	9,541	606	348	6.4	57.4	10,529	395	224	3.8	56.7	11,956	591	302	4.9	51.1
Interest accruals	278					426					549
Latent			954					972					735

	119,229	23,856	9,879	20.0	41.4	125,679	21,944	8,523	17.5	38.8	147,263	22,862	8,230	15.5	36.0
of which:
UK domestic	57,863	9,807	3,835	16.9	39.1	59,219	9,114	3,488	15.4	38.3	66,015	8,310	2,640	12.6	31.8
UK international	11,077	120	101	1.1	84.2	11,529	113	98	1.0	86.7	12,604	90	73	0.7	81.1
Europe	29,869	11,273	4,203	37.7	37.3	32,207	9,840	3,224	30.6	32.8	40,567	10,745	3,718	26.5	34.6
US	14,876	1,504	907	10.1	60.3	16,877	1,869	1,009	11.1	54.0	19,470	2,618	1,144	13.4	43.7
RoW	5,544	1,152	833	20.8	72.3	5,847	1,008	704	17.2	69.8	8,607	1,099	655	12.8	59.6

	119,229	23,856	9,879	20.0	41.4	125,679	21,944	8,523	17.5	38.8	147,263	22,862	8,230	15.5	36.0

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions (continued)

Risk elements in lending (REIL) and potential problem loans (PPL)
The table below analyses the Group's loans to banks and customers that are classified as REIL and PPL.
	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Non-accrual loans (1):
- Domestic (2)	7,306	8,596	15,902	7,100	7,924	15,024	6,348	7,221	13,569
- Foreign (2)	5,191	13,769	18,960	5,382	12,526	17,908	4,383	13,859	18,242

	12,497	22,365	34,862	12,482	20,450	32,932	10,731	21,080	31,811

Accruing loans past due 90 days or more (3):
- Domestic (2)	1,610	1,210	2,820	1,470	1,192	2,662	1,135	1,089	2,224
- Foreign (2)	231	282	513	340	320	660	223	731	954

	1,841	1,492	3,333	1,810	1,512	3,322	1,358	1,820	3,178

Total REIL	14,338	23,857	38,195	14,292	21,962	36,254	12,089	22,900	34,989

PPL (4):
- Domestic (2)	332	113	445	292	174	466	137	287	424
- Foreign (2)	36	136	172	179	353	532	135	365	500

Total PPL	368	249	617	471	527	998	272	652	924

Total REIL and PPL	14,706	24,106	38,812	14,763	22,489	37,252	12,361	23,552	35,913

REIL as a % of gross loans to customers (5)	3.3%	19.5%	6.9%	3.3%	16.8%	6.5%	2.8%	15.1%	6.1%

REIL and PPL as a % of gross loans to customers (5)	3.4%	19.7%	7.1%	3.4%	17.3%	6.6%	2.9%	15.5%	6.2%

Notes:
(1)	Loans which have defaulted and against which an impairment provision is held.
(2)
Domestic activities consist of the UK domestic transactions of the Group. Foreign activities comprise the Group’s transactions conducted through the offices outside the UK and those offices in the UK specifically organised to service international banking transactions.

(3)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(5)	Excludes reverse repos and includes gross loans relating to disposal groups.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions (continued)

REIL, PPL and coverage ratios by division and movement in REIL

The table below analyses the Group's loans and advances to banks and customers by division that are classified as REIL, PPL and coverage ratios.

	REIL	PPL	REIL & PPL	Total provision	Provision as a % of REIL	Provision as a % of REIL & PPL
	£m	£m	£m	£m	%	%

30 September 2010
UK Retail	4,994	-	4,994	2,937	59	59
UK Corporate	3,343	299	3,642	1,623	49	45
Wealth	203	35	238	63	31	26
Global Transaction Services	171	11	182	173	101	95
Ulster Bank	3,172	1	3,173	1,289	41	41
US Retail & Commercial	833	-	833	523	63	63

Retail & Commercial	12,716	346	13,062	6,608	52	51
Global Banking & Markets	1,622	22	1,644	1,183	73	72

Core	14,338	368	14,706	7,791	54	53
Non-Core	23,857	249	24,106	9,879	41	41

	38,195	617	38,812	17,670	46	46

30 June 2010
UK Retail	4,845	-	4,845	2,887	60	60
UK Corporate	2,928	245	3,173	1,477	50	47
Wealth	229	48	277	64	28	23
Global Transaction Services	174	13	187	169	97	90
Ulster Bank	3,484	6	3,490	1,321	38	38
US Retail & Commercial	865	-	865	514	59	59

Retail & Commercial	12,525	312	12,837	6,432	51	50
Global Banking & Markets	1,767	159	1,926	1,201	68	62

Core	14,292	471	14,763	7,633	53	52
Non-Core	21,962	527	22,489	8,533	39	38

	36,254	998	37,252	16,166	45	43

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions (continued)

REIL, PPL and coverage ratios by division and movement in REIL (continued)

	REIL	PPL	REIL & PPL	Total provision	Provision as a % of REIL	Provision as a % of REIL & PPL
	£m	£m	£m	£m	%	%

31 March 2010
UK Retail	4,706	-	4,706	2,810	60	60
UK Corporate	2,496	106	2,602	1,367	55	53
Wealth	219	45	264	58	26	22
Global Transaction Services	184	7	191	184	100	96
Ulster Bank	2,987	3	2,990	1,157	39	39
US Retail & Commercial	710	-	710	523	74	74

Retail & Commercial	11,302	161	11,463	6,099	54	53
Global Banking & Markets	1,237	177	1,414	1,298	105	92

Core	12,539	338	12,877	7,397	59	57
Non-Core	23,997	255	24,252	9,430	39	39

	36,536	593	37,129	16,827	46	45

31 December 2009
UK Retail	4,641	-	4,641	2,677	58	58
UK Corporate	2,330	97	2,427	1,271	55	52
Wealth	218	38	256	55	25	21
Global Transaction Services	197	4	201	189	96	94
Ulster Bank	2,260	2	2,262	962	43	43
US Retail & Commercial	643	-	643	478	74	74

Retail & Commercial	10,289	141	10,430	5,632	55	54
Global Banking & Markets	1,800	131	1,931	1,289	72	67

Core	12,089	272	12,361	6,921	57	56
Non-Core	22,900	652	23,552	8,252	36	35

	34,989	924	35,913	15,173	43	42

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Loans, REIL and impairment provisions (continued)

REIL, PPL and coverage ratios by division and movement in REIL (continued)

The table below details the movement in REIL.
	Quarter ended			Half year ended
	30 September 2010			30 June 2010
	Core	Non-Core	Total	Core	Non-Core	Total
Movement in REIL	£m	£m	£m	£m	£m	£m

At beginning of period	14,292	21,962	36,254	12,089	22,900	34,989
Intra-Group transfers	(1,142)	1,142	-	587	(587)	-
Currency translation and other adjustments	80	791	871	(53)	(614)	(667)
Additions	3,528	3,382	6,910	4,832	5,949	10,781
Disposals, restructurings and repayments	(1,383)	(2,724)	(4,107)	(1,933)	(2,738)	(4,671)
Amounts written-off	(1,037)	(696)	(1,733)	(1,230)	(2,948)	(4,178)

At end of period	14,338	23,857	38,195	14,292	21,962	36,254

Key points
●
Total REIL increased by £1.9 billion in Q3 2010 (£1.3 billion increase in the first half of 2010).  In Core, additions of £3.5 billion were offset by write-offs of £1.0 billion, transfers to Non-Core of £1.1 billion and repayments, restructuring and disposals.

●
REIL and PPL for Core were flat in Q3 2010 relative to Q2 2010. Net increases in Non-Core non-accrual loans of £1.9 billion were mainly due to a deterioration in the Ulster Bank development property portfolio as well as foreign currency movements of £0.9 billion.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Debt securities

The table below analyses debt securities by issuer and external ratings.

	Central and local government			Banks and building societies	ABS	Corporate	Other	Total

	UK	US	Other
External rating	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
AAA	14,825	34,768	48,561	2,914	50,026	1,153	-	152,247
AA to AA+	-	-	19,237	2,913	6,591	855	3	29,599
A to AA-	-	-	10,604	4,593	3,911	2,112	41	21,261
BBB- to A-	-	-	3,386	1,002	3,898	3,342	395	12,023
Non investment grade	-	-	877	190	4,213	2,020	101	7,401
Unrated	-	-	215	197	1,373	1,682	412	3,879

	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410

30 June 2010
AAA	20,589	33,836	44,520	3,626	56,330	1,088	-	159,989
AA to AA+	-	-	20,869	3,482	7,367	1,090	11	32,819
A to AA-	-	-	8,762	4,490	4,848	1,680	568	20,348
BBB- to A-	-	-	2,014	864	4,232	2,147	9	9,266
Non investment grade	-	-	1,739	163	4,616	3,075	3	9,596
Unrated	-	-	501	238	1,312	1,619	572	4,242

	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260

31 December 2009
AAA	26,601	23,219	44,396	4,012	65,067	2,263	-	165,558
AA to AA+	-	-	22,003	4,930	8,942	1,429	-	37,304
A to AA-	-	-	13,159	3,770	3,886	1,860	-	22,675
BBB- to A-	-	-	3,847	823	4,243	2,187	-	11,100
Non investment grade	-	-	353	169	3,515	2,042	-	6,079
Unrated	-	-	504	289	1,949	2,601	1,036	6,379

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095

Key points
•	59% of securities were issued by central and local governments (30 June 2010 – 56%; 31 December 2009 – 54%).

•	67% of securities were AAA rated (30 June 2010 – 68%; 31 December 2009 – 66%).

•
Of the asset-backed securities (ABS) portfolios 71% were AAA rated (30 June 2010 – 72%; 31 December 2009 – 74%) and 51% were guaranteed by G10 governments or covered bonds (30 June 2010 - 48%; 31 December 2009 – 49%).

•	67% of corporate debt securities were investment grade (30 June 2010 – 56%; 31 December 2009 – 63%).

•	Unrated securities declined from £6.4 billion at 31 December 2009 to £4.2 billion at 30 June 2010 and to £3.9 billion at 30 September 2010.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and measurement classification.

	Central and local government			Banks and building societies	ABS	Corporate	Other	Total

	UK	US	Other
Measurement classification	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Held-for-trading	5,302	17,164	49,204	4,884	20,475	7,733	628	105,390
DFV	1	-	353	3	227	18	1	603
Available-for-sale	9,511	17,604	33,323	6,910	42,923	2,654	226	113,151
Loans and receivables	11	-	-	12	6,387	759	97	7,266

	14,825	34,768	82,880	11,809	70,012	11,164	952	226,410
Short positions	(4,494)	(11,815)	(17,902)	(1,771)	(916)	(3,581)	(660)	(41,139)

Net	10,331	22,953	64,978	10,038	69,096	7,583	292	185,271

30 June 2010
Held-for-trading	8,993	16,642	40,589	5,471	23,614	7,077	775	103,161
DFV	1	-	357	3	234	24	-	619
Available-for-sale	11,584	17,194	37,459	7,371	47,709	2,324	300	123,941
Loans and receivables	11	-	-	18	7,148	1,274	88	8,539

	20,589	33,836	78,405	12,863	78,705	10,699	1,163	236,260
Short positions	(5,609)	(10,002)	(16,890)	(2,171)	(1,768)	(3,053)	(720)	(40,213)

Net	14,980	23,834	61,515	10,692	76,937	7,646	443	196,047

31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
DFV	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
Short positions	(5,805)	(8,957)	(14,491)	(1,951)	(3,616)	(2,199)	(512)	(37,531)

Net	20,796	14,262	69,771	12,042	83,986	10,183	524	211,564

Key points
•
The net increase in HFT debt securities reflects an increase in government securities, partially offset by a reduction in ABS. The increase was primarily in Japanese and Swiss treasury bills and the decrease was due to the sale of US collateralised debt obligations and CLO positions in Non-Core.

•	AFS securities were £10.8 billion lower principally reflecting reductions in GBM as well as in US Retail and Commercial and RBS N.V., adjusting down their liquidity portfolios.

•	The reduction in LAR securities reflected ABS and corporate bond maturities.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Debt securities (continued)

The table below analyses available-for-sale (AFS) debt securities and related AFS reserves relating to debt securities issued by governments and other entities by country for those exceeding £0.5 billion together with the total of those less than £0.5 billion.

	30 September 2010					30 June 2010					31 December 2009
	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves	Government	ABS	Other	Total	AFS reserves
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	17,604	20,140	824	38,568	127	17,194	25,603	900	43,697	745	12,789	24,788	668	38,245	(302)
UK	9,511	4,317	2,487	16,315	(114)	11,584	4,171	2,758	18,513	(68)	18,350	4,372	3,267	25,989	(169)
Germany	11,166	1,409	553	13,128	151	12,027	918	400	13,345	179	12,283	1,036	406	13,725	(24)
Netherlands	3,246	6,939	513	10,698	(31)	4,482	6,503	513	11,498	(324)	4,329	7,522	1,558	13,409	(115)
France	6,645	598	874	8,117	171	7,207	535	914	8,656	86	6,456	543	812	7,811	9
Spain	97	7,087	222	7,406	(898)	108	6,591	217	6,916	(665)	162	8,070	355	8,587	(117)
Japan	3,379	-	66	3,445	-	4,661	-	258	4,919	(2)	1,426	-	100	1,526	(7)
Australia	-	445	1,724	2,169	(32)	-	832	1,670	2,502	(62)	-	581	1,213	1,794	(85)
Italy	968	251	45	1,264	(75)	1,200	248	31	1,479	(77)	1,007	380	72	1,459	(39)
Belgium	815	34	234	1,083	(26)	743	32	270	1,045	48	788	34	397	1,219	(24)
Switzerland	876	-	149	1,025	12	855	-	93	948	13	653	-	28	681	11
Greece	977	-	-	977	(517)	919	-	-	919	(494)	1,389	-	-	1,389	(196)
Singapore	715	13	197	925	3	759	14	182	955	3	564	13	105	682	-
Hong Kong	859	-	9	868	3	819	-	10	829	3	975	-	-	975	-
India	615	-	253	868	3	628	-	184	812	(74)	480	-	-	480	3
Denmark	646	-	171	817	4	660	-	213	873	-	659	-	256	915	2
Republic of Ireland	120	180	468	768	(59)	121	581	421	1,123	(132)	150	529	319	998	(154)
Austria	292	42	232	566	(27)	397	145	10	552	(31)	249	202	142	593	(17)
South Korea	-	500	-	500	(19)	-	164	-	164	-	-	526	-	526	(3)
Luxembourg	150	79	264	493	27	-	186	356	542	20	-	222	307	529	11
Portugal	100	103	55	258	(32)	96	107	41	244	(25)	552	125	45	722	(18)
Other (<£0.5 billion)	1,657	786	450	2,893	(18)	1,777	1,079	554	3,410	(696)	1,605	1,521	2	3,128	(654)

	60,438	42,923	9,790	113,151	(1,347)	66,237	47,709	9,995	123,941	(1,553)	64,866	50,464	10,052	125,382	(1,888)

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Credit risk: Derivatives

The table below analyses the fair value of the Group's derivative assets by contract type and residual maturity. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group’s balance sheet under IFRS.

	< 3 months	3 – 6 months	6 – 12 months	1 – 5 years	> 5 years	Gross assets	Counterparty mtm netting	Net exposure
Contract type	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Exchange rate	31,943	8,260	10,033	24,551	14,741	89,528	(65,366)	24,162
Interest rate	5,598	8,177	11,781	117,241	279,380	422,177	(358,824)	63,353
Credit derivatives	1,323	83	337	13,678	15,389	30,810	(22,719)	8,091
Equity and commodity	1,782	566	284	3,078	580	6,290	(2,443)	3,847

	40,646	17,086	22,435	158,548	310,090	548,805	(449,352)	99,453

Cash collateral held against derivative exposures								(39,507)

Net exposure								59,946

30 June 2010
Exchange rate	29,147	8,394	9,712	23,892	13,948	85,093	(64,879)	20,214
Interest rate	8,277	4,636	14,288	118,683	246,945	392,829	(323,262)	69,567
Credit derivatives	375	141	455	19,357	18,653	38,981	(29,462)	9,519
Equity and commodity	1,090	1,133	311	2,936	498	5,968	(4,094)	1,874

	38,889	14,304	24,766	164,868	280,044	522,871	(421,697)	101,174

Cash collateral held against derivative exposures								(36,709)

Net exposure								64,465

31 December 2009
Exchange rate	19,127	5,824	7,603	23,831	11,967	68,352	(47,885)	20,467
Interest rate	8,415	8,380	16,723	111,144	176,799	321,461	(270,791)	50,670
Credit derivatives	201	112	390	19,859	21,186	41,748	(36,411)	5,337
Equity and commodity	1,562	436	1,109	3,057	474	6,638	(3,830)	2,808

	29,305	14,752	25,825	157,891	210,426	438,199	(358,917)	79,282

Cash collateral held against derivative exposures								(33,667)

Net exposure								45,615

Key points
•	Exchange and interest rate contracts fair values increased during Q3 2010, primarily due to changes in interest rates, currency movements and higher trading volumes.

•
Credit derivative fair values and net exposures declined during the quarter primarily due to restructuring of certain monoline exposures, tightening credit spreads, and also foreign currency effects. The value of the APS credit derivative decreased by £0.8 billion.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary